Exhibit 19

United Community Banks, Inc.
Document Title	Insider Trading Policy	Version No.	1
Effective Date	February 2022
Date of Last Revision	January 2023
Policy Owner(s)	General Counsel
Reviewing Committee	Risk Management Committee
Approving Body	Board Risk Committee

1.Policy Statement and Scope
This Insider Trading Policy provides guidelines with respect to transactions in the securities of United Community Banks, Inc. (“United” or the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business or otherwise interacts. The Company’s Board of Directors has adopted this Policy to promote compliance with securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.
Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information obtained in the course of employment with or service to the Company and to not engage in transactions in securities while in possession of material nonpublic information.
This Policy applies to all employees, officers, directors, and agents of United.

2.Governance, Roles, and Responsibilities
The following table describes the high-level roles and responsibilities applicable to the implementation, oversight, and review of this Policy.

Responsible Party	Role/Responsibility
United Board Risk Committee (“Board Risk Committee”)	The Board Risk Committee is responsible for: •Approving new and material revisions to this policy.
General Counsel
The General Counsel is responsible for:
•Maintaining ownership of this Policy;
•Overseeing and administering, or appointing an appropriate designee(s) to oversee and administer (in whole or in part) this Policy; and
•Providing routine reporting and escalating Policy related issues or concerns to Business Unit Management, Board and Management Committees, and the Board, as appropriate.

Audit
United’s Chief Audit Executive (“CAE”) is charged with conducting periodic audits to ensure United’s compliance program effectively meets regulatory requirements. The CAE will present reports of such examinations to the Audit Committee of the Board of Directors.

3.Policy Requirements
a.Transactions Subject to this Policy
This Policy applies to transactions in (i) the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, restricted stock awards, and derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities, and (ii) the securities of another company at any time when the person has become aware of (in the course of employment with or service to the Company) material non-public information about such company or material non-public information that could affect the share price of such company's securities.
b. Statement of Insider Trading Policy
No director, officer, or other employee of the Company who is aware of material nonpublic information relating to the Company may, directly or indirectly, through family members or other persons or entities:
•Engage in transactions in Company Securities (except as specified in this Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans”);
•Recommend to any other person or entity that he, she, or it purchase or sell any Company Securities; or
•Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors, analysts, and consulting firms, unless such disclosure is made in accordance with the Company’s confidentiality policies.
In addition, no director, officer, or other employee of the Company who, in the course of his or her employment with or service to the Company, learns of material nonpublic information about a company with which the Company does business or otherwise interacts, including its customers, vendors, competitors, potential targets or acquirors, or other banking industry participants, may trade in that company’s securities until the information becomes public or is no longer material.

c.Definition of Material Nonpublic Information
i.When Information is Considered Material
Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality. Instead, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.
Examples of information that ordinarily would be regarded as material are:
•Projections of future earnings or losses;
•Changes in previously disclosed financial information;
•Significant loan credit quality problems;
•Liquidity problems;
•A proposed merger or acquisition;
•A proposed acquisition or sale of significant assets;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•A change in management;
•Development of a significant new product, process, or service;
•Pending or threatened significant litigation, or the resolution of such litigation;
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure.
ii.When Information is Considered Nonpublic
Information that has not been disclosed to the public is generally considered to be nonpublic information. Information is generally considered to be disclosed to the public if the information has been widely disseminated, such as by disclosure through a newswire service or filing with the Securities and Exchange Commission. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees or if it is only available to a select group of analysts, brokers, and institutional investors. Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Thursday.
d.Transactions by Family Members and Others
This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities.
e.Transactions by Entities that You Influence or Control
This Policy applies to any entities that you influence or control, including any corporations, partnerships, or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.
f.Event-Specific Trading Restriction Periods
From time to time, an event may occur that is material to the Company and is known by only certain directors, officers, and/or employees. In that situation, the Company's Compliance Officers may notify any person subject to this Policy with knowledge of the event that they should not trade in the Company's Securities. So long as the event remains material and nonpublic, those persons designated by the Compliance Officers may not trade Company Securities. The existence of an event-specific trading restriction period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.
g.Transactions Under Company Plans
This Policy does not apply to the following transactions:
•Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
•Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
h.Transactions Not Involving a Purchase or Sale
Bona fide gifts of securities are not transactions subject to this Policy. Further, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.
i.Rule 10b5-1 Plans
Rule 10b5-1 under the Securities Exchange Act of 1934 provides a defense from insider trading liability under Rule 10b-5. To be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Company's Compliance Officers. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. Any Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.
j.Post-Termination Transactions
This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.
k.Consequences of Violations
The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause.
l.Company Assistance
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Company's Compliance Officers, Jefferson Harralson (864-240-6208) and Melinda Davis Lux (864-241-8736).

4.Policy Administration
The Policy Owner is responsible for final Policy content and is available for consultation on Policy interpretation. This Policy and its supporting procedures should be interpreted in a manner consistent with all applicable laws, rules, and regulations. Any apparent conflicts between this Policy and laws, rules, and regulations must be escalated immediately to the Policy Owner for further evaluation.
5.Approval Requirements
The Policy Owner shall review this Policy annually, or more frequently if revisions are required. At a minimum, the Policy Owner shall submit the Policy for review and approval to the Board Risk Committee. This Policy is effective following final approval. The Policy Owner is authorized to make minor or non-substantive alterations to this Policy, such as job titles or grammatical changes, without requiring Board Risk Committee review and approval.
6.Enforcement and Implementation
All Personnel are responsible for complying with this Policy. Non-compliance may be subject to disciplinary action. Exceptions to this Policy are generally not permitted unless authorized by the Policy Owner. The Policy Owner must only grant exceptions on a limited, case-by-case basis and only when compensating Controls are in place. The Policy Owner must provide routine Policy exception reporting to Business Unit Management, committees, and the Board, as appropriate.
7.Ongoing Monitoring and Oversight
The Policy Owner must be able to demonstrate adherence with this Policy using established monitoring and oversight routines. Management is responsible for ensuring that non-compliance with Policy requirements are appropriately escalated to ensure appropriate visibility of risks relating to this Policy. The Policy Owner must also provide routine reporting to escalate risks, issues, or concerns to Business Unit Management, committees, and the Board, as appropriate. Reporting may include, but is not limited to, revisions to this Policy and/or documented issues, concerns, or non-compliance with this Policy.

8.Appendix I: Addendum to Insider Trading Policy Applicable to Designated Insiders
The Company has established additional procedures and policies to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading, and to avoid the appearance of any impropriety.
The additional procedures and policies in this Addendum are applicable only to:
•The Section 16 officers of the Company;
•The members of the Board of Directors of the Company; and
•Other employees of the Company designated by the Compliance Officers as being subject to these procedures and policies.
The persons described above are referred to in this Addendum as “Insiders.” This Addendum also applies to an Insider's Family Members and Controlled Entities.
Additional Procedures Applicable to all Insiders
The following restrictions and prohibitions apply to all Insiders:
Quarterly Trading Restrictions: Insiders may not conduct any transactions involving the Company’s Securities during a “Blackout Period” beginning two weeks prior to the end of each fiscal quarter and ending on the second business day following the date of the public release of the Company’s earnings results for that quarter. In other words, Insiders may only conduct transactions in Company Securities during the “Window Period” beginning on the third business day following the public release of the Company’s quarterly earnings and ending two weeks prior to the close of the next fiscal quarter.
The Quarterly Trading Restrictions do not apply to transactions identified in this Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale,” and “Rule 10b5-1 Plans.”
Special and Prohibited Transactions; Anti-Hedging Policy: The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Insiders engage in certain types of transactions. Therefore, Insiders may not engage in any of the following transactions:
•Trading in Company Securities on a Short-Term Basis. Because short-term trading in Company Securities may give the appearance that an Insider is trading based on material, nonpublic information, any Company Securities purchased in the open market must be held for a minimum of six months.
•Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits officers and directors from engaging in short sales.
•Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. Such transactions may permit a director, officer, or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer, or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, Insiders are prohibited from engaging in any such transactions.
•Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, Insiders are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.
Additional Procedures Applicable to the Company’s Directors and Section 16 Officers
The following procedures are applicable only to the Company’s Directors and Section 16 officers:

Pre-Clearance Procedures. The Company's Directors and Section 16 officers may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from a Compliance Officer. A request for pre-clearance should be submitted to a Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction. If pre-clearance is granted, the pre-cleared trade must be effected within five business days of receipt of pre-clearance and a broker confirmation of the trade must be provided to the Company. All trades must be executed through a broker, unless otherwise approved by a Compliance Officer. If the pre-cleared trade is not effected within five business days, the Director or Section 16 officer must obtain a new pre-clearance for the proposed trade.
The Pre-Clearance Procedures do not apply to transactions identified in this Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale,” and “Rule 10b5-1 Plans.”